Exhibit 99.1

Corporación América Airports S.A. Reports July 2020 Passenger Traffic

Total passenger traffic down 92.9% driven by declines in all countries of operations impacted by the COVID-19 pandemic and travel restrictions worldwide

LUXEMBOURG--(BUSINESS WIRE)--August 17, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 92.9% decline year-over-year passenger traffic in July 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Jul'20	Jul'19(1)(3)	% Var.	YTD'20(1)(2)	YTD'19(1)(2)(3)	% Var.
Domestic Passengers (thousands)	290	4,515	-93.6%	10,432	27,219	-61.7%
International Passengers (thousands)	178	2,669	-93.3%	5,645	16,416	-65.6%
Transit Passengers (thousands)	96	776	-87.6%	2,042	4,902	-58.3%
Total Passengers (thousands)	563	7,961	-92.9%	18,120	48,538	-62.7%
Cargo Volume (thousand tons)	16.4	35.1	-53.2%	146.3	245.3	-40.4%
Total Aircraft Movements (thousands)	16.9	77.7	-78.2%	224.0	497.3	-54.9%
(1)

Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)

Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, as well as 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in July 2020 dropped 92.9% YoY, reflecting the continued impact of the Covid-19 pandemic on air travel, although showing a slight sequential improvement from the 96.9% drop in June. Although more countries continued to relax government-imposed travel restrictions during July, passenger demand remains low. International traffic declined by 93.3% YoY, while domestic traffic dropped 93.6% YoY.

In Argentina, total passenger traffic declined 99.5% YoY, as a result of prolonged measures implemented mid-March by the Government restricting both international and domestic flights to contain the breakout. International passenger traffic declined 99.0%, keeping minimum levels due to repatriation and special flights, while domestic passenger traffic dropped 99.8% YoY.

In Italy, passenger traffic declined 79.3% YoY, improving from the 97.5% drop in June. International traffic was down 83.5% YoY while domestic passenger traffic declined 60.8% YoY. During July, airlines continued to increase destinations and frequencies at both airports. Currently, several airlines are operating at Pisa and Florence airports, including Air France, KLM, Ryanair and Vueling, among others.

In Brazil, total passenger traffic dropped 83.4% YoY, reflecting a decrease of 82.0% in domestic passenger traffic together with no international traffic. This, however, signaled a sequential improvement from the 91.3% drop in June.

In Uruguay, passenger traffic declined 97.0% YoY. Commercial operations restarted the first week of July, although borders remain close to non-resident foreigners with certain exemptions and travel demand is still low.

In Ecuador, passenger traffic declined 91.0% YoY. Commercial flights restarted in June and borders are open, although some restrictions apply for all arriving passengers. During July, airlines continued to operate international routes to the US, special flights to certain cities in Europe, as well as domestic routes to Quito.

In Armenia, total passenger traffic declined 95.2%, reflecting the restriction on commercial air travel as part of the measures implemented by the Government. Only repatriation flights and special flights are operated, and borders remain close to non-resident foreigners.

Cargo Volume and Aircraft Movements

Cargo volume decreased 53.2% on July 2020, mainly due to declines of 48.4% in Argentina, 83.3% in Brazil and 76.8% in Ecuador.

Aircraft movements declined 78.2% YoY in July 2020, mainly attributed to declines of 87.0% in Argentina, 67.3% in Brazil, 61.4% in Italy and 65.2% in Ecuador. Aircraft movements also declined 76.7% in Uruguay, 87.5% in Armenia and 81.5% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Jul'20 (2)	Jul'19 (1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	20	4,055	-99.5%	9,000	25,276	-64.4%
Italy	184	888	-79.3%	1,210	4,667	-74.1%
Brazil	289	1,744	-83.4%	4,899	10,997	-55.5%
Uruguay	5	175	-97.0%	540	1,317	-59.0%
Ecuador	37	405	-91.0%	1,052	2,635	-60.1%
Armenia	18	372	-95.2%	600	1,692	-64.6%
Peru	11	322	-96.6%	820	1,953	-58.0%
TOTAL	563	7,961	-92.9%	18,120	48,538	-62.7%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	9,474	18,356	-48.4%	81,162	129,199	-37.2%
Italy	1,212	1,159	4.6%	7,518	7,667	-1.9%
Brazil	1,383	8,302	-83.3%	20,255	55,682	-63.6%
Uruguay	2,046	2,373	-13.8%	17,455	15,988	9.2%
Ecuador	687	2,962	-76.8%	10,422	24,112	-56.8%
Armenia	1,588	1,539	3.2%	8,218	9,833	-16.4%
Peru	54	438	-87.7%	1,237	2,799	-55.8%
TOTAL	16,444	35,128	-53.2%	146,267	245,278	-40.4%
Aircraft Movements
Argentina	5,206	40,108	-87.0%	111,007	262,035	-57.6%
Italy	3,319	8,608	-61.4%	16,422	45,204	-63.7%
Brazil	4,677	14,309	-67.3%	48,680	92,684	-47.5%
Uruguay	498	2,136	-76.7%	9,215	17,987	-48.8%
Ecuador	2,346	6,739	-65.2%	23,917	47,679	-49.8%
Armenia	380	3,040	-87.5%	6,745	14,415	-53.2%
Peru	507	2,736	-81.5%	8,040	17,271	-53.4%
TOTAL	16,933	77,676	-78.2%	224,026	497,275	-54.9%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com.

Category: Operational Statistic

Source: Corporación América Airports S.A.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

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Email: gimena.albanesi@caairports.com
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